                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                          FINET HOLDINGS CORPORATION
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                   317922201
                                (CUSIP Number)

                              Mr. Bruce G. Wilcox
                             Cumberland Associates
                          1114 Avenue of the Americas
                           New York, New York 10036
                                (212) 536-9700
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                              November 2, 1995
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].
























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                                 SCHEDULE 13D

CUSIP No. 317922201

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[ ]
                                                            b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                    7.  SOLE VOTING POWER

                              7,640,000

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                  None
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      7,640,000
   WITH
                   10.  SHARED DISPOSITIVE POWER

                              None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,640,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          55.4%

14.  TYPE OF REPORTING PERSON*
          PN, IA
















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Item 1.   Security and Issuer.

          This Amendment No. 2, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), amends the Schedule 13D, dated February 3, 1995 (as amended by Amendment No. 1, dated March 20, 1995, the "Schedule 13D"), filed by Cumberland Associates, a New York limited partnership, and relates to the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Finet Holdings Corporation (the "Company"), which has its principal executive offices at 333 Bush Street, Suite 1800, San Francisco, California 94104. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.   Identity and Background.
          Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

          This statement is being filed by Cumberland Associates. Cumberland Associates is a limited partnership organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, nine securities accounts, the principal one of which is Cumberland Partners. The address of the principal business and office of Cumberland Associates is 1114 Avenue of the Americas, New York, New York 10036.













































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          K. Tucker Andersen, Richard Reiss, Jr., Oscar S. Schafer, Bruce G.
Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the general partners (the "General Partners") of Cumberland Associates. The business address of each of the General Partners is the same as that of Cumberland Associates. Each of the General Partners is a citizen of the United States.

          Neither Cumberland Associates nor any of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          Pursuant to a Subscription Agreement (the "Subscription Agreement", a copy of which is filed with this Schedule 13D as Exhibit 1), dated as of October 1, 1994, between Cumberland Partners and the Company, Cumberland Partners agreed to subscribe for 500,000 shares of Common Stock for an aggregate purchase price of $925,000. Pursuant to a Securities Purchase Agreement (the












































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"March 1 Securities Purchase Agreement", a copy of which is filed with this
Schedule 13D as Exhibit 2), dated as of March 1, 1995, between Cumberland Partners and the Company, Cumberland Partners subscribed for a demand note issued by the Company in the aggregate principal amount of $74,500 (the "Demand Note") and a Series A Warrant to purchase 500,000 shares of Common Stock expiring on March 1, 2000 (the "Series A Warrant"). Copies of the Series A Warrant and the Demand Note are filed as Exhibits 3 and 4, respectively, to this Schedule 13D. Cumberland Partners subscribed for and purchased (x) the Demand Note for a purchase price of $74,500 and (y) the Series A Warrant for a purchase price of $500.

          On March 17, 1995, Cumberland Partners entered into a second Securities Purchase Agreement (the "March 17 Securities Purchase Agreement") with the Company, a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference, pursuant to which Cumberland Partners purchased (i) a convertible debenture (the "Convertible Debenture"), a copy of which is attached hereto as Exhibit 7 and incorporated herein by reference, in the original principal amount of $800,000 for a purchase price of $800,000, and (ii) a warrant (the "Series B Warrant"), a copy of which is attached hereto as Exhibit 8 and incorporated herein by reference, to purchase up to 6,000,000 shares of Common Stock (subject to adjustment as set forth in the Series B Warrant), at any time following the earlier to occur of (x) July 31, 1996 or (y) an












































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Event of Default under the Convertible Debenture, until 5:00 P.M., New York
City time, on March 17, 2001, at an exercise price equal to $0.03 per share of Common Stock. At the election of Cumberland Partners, all or any part of the Convertible Debenture may, at any time, be converted into Common Stock at a conversion price of $1.25 per share of Common Stock, subject to adjustment as more fully set forth in the Convertible Debenture. Cumberland Partners and the Company also entered into a registration rights agreement, dated as of March 17, 1995 (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit 9 and incorporated herein by reference, pursuant to which the Company has agreed to provide for the rights of Cumberland Partners with respect to registration under the federal securities laws of the Common Stock held by Cumberland Partners, the Series A Warrant, the Series B Warrant, the Convertible Debenture and any shares of Common Stock issuable upon exercise of the Series A Warrant or the Series B Warrant or upon conversion of the Convertible Debenture.

           In addition, on March 17, 1995, Cumberland Partners exercised the Series A Warrant to purchase 500,000 shares of Common Stock at a purchase price of $75,000, which was paid by surrendering the Demand Note to the Company, marked canceled, together with a check to the order of the Company in the amount of $500. Under the terms of the Series A Warrant, the Company must deliver to Cumberland Partners a certificate or certificates representing 500,000 shares of Common Stock issuable upon exercise












































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thereof no later than ten business days from the receipt by the Company of the
Series A Warrant together with the purchase price therefor.

         On November 2, 1995, Cumberland Partners exercised the Series B Warrant to purchase 6,000,000 shares of Common Stock at a purchase price of $180,000.

          The foregoing summaries of the Subscription Agreement, the March 1 Securities Purchase Agreement, the Demand Note, the Series A Warrant, the March 17 Securities Purchase Agreement, the Convertible Debenture, the Series B Warrant and the Registration Rights Agreement are qualified in their entirety by reference to such documents, copies of which have been filed as Exhibits hereto.

          As of the date hereof, Cumberland Associates, by virtue of having sole voting and dispositive power over the shares of Common Stock issued or issuable to Cumberland Partners, beneficially owns 7,640,000 shares of Common Stock, comprised of the 500,000 shares of Common Stock purchased pursuant to the Subscription Agreement, 500,000 shares of Common Stock purchased upon exercise of the Series A Warrant, up to 640,000 shares issuable upon conversion of the Convertible Debenture at the current conversion price of $1.25, and 6,000,000 shares purchased upon exercise of the Series B Warrant. The source of funds for the purchase of all such securities is investment capital contributed by Cumberland Partners.

          By virtue of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act") each of the General Partners may be deemed the beneficial owner of all of the securities purchased by Cumberland Associates, and therefore each General Partner may be deemed to have invested the aggregate amount of funds noted above. None of the General Partners, however, has independently invested any of his funds for the purpose of purchasing the Common Stock or any other securities of the Company.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby restated in its entirety to read as follows:

          Cumberland Associates acquired beneficial ownership of the securities in order to provide capital to the Company and to acquire an equity interest in the Company. As of the date hereof, Cumberland Associates is holding such securities solely for investment and has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Cumberland Associates may continue purchases of the Company's securities or may sell or otherwise dispose of all or portions of such securities, if such sales and purchases would be desirable investments for the portfolios of its accounts.













































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Item 5.   Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          As of the date hereof, Cumberland Associates beneficially owned 7,640,000 shares of Common Stock (representing 55.4% of the Common Stock deemed outstanding on the date hereof) * ** ***, including 500,000 shares of Common Stock purchased upon exercise of the Series A Warrant, up to 640,000 shares of Common Stock issuable upon conversion of the Convertible Debenture at the current conversion price of $1.25, and 6,000,000 shares purchased upon exercise of the Series B Warrant.

          Except as set forth herein, no transactions in the securities of the Company were effected by Cumberland Associates or the General Partners within the 60 days prior to the date of this filing.

          In addition, each of the General Partners may, by virtue of his position as general partner of Cumberland


































* As to all of which, Cumberland Associates has sole power to dispose or to direct the disposition of such Shares.


** As to all of which, Cumberland Associates has sole voting power with respect to such Shares.


*** Based on 13,800,135 shares of Common Stock deemed outstanding on the date hereof, derived from the sum of (a) 7,160,135 shares of Common Stock outstanding, as indicated in the Company's Form 10-Q for the quarterly period ended June 30, 1995, (b) up to 640,000 shares of Common Stock issuable upon conversion of the Convertible Debenture, and (c) the 6,000,000 shares of Common Stock issued upon exercise of the Series B Warrant.

Associates, be deemed, pursuant to Rule 13d-3 under the Act, to own beneficially the Common Stock of which Cumberland Associates would possess beneficial ownership. Other than in their respective capacities as general partners of Cumberland Associates, however, none of the General Partners is the beneficial owner of any Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D, as amended by Amendment No. 1, is hereby restated in its entirety to read as follows:

          Pursuant to the Subscription Agreement described more fully in Item 3 above, which agreement is filed as Exhibit 1 to this Schedule 13D, Cumberland Partners purchased 500,000 shares of Common Stock. Pursuant to the March 1 Securities Purchase Agreement described more fully in Item 3 above, which agreement is filed as Exhibit 2 to this Schedule 13D, Cumberland Partners subscribed for the Demand Note and the Series A Warrant and entered into a Security Agreement with the Company (the "Security Agreement"), dated as of March 1, 1995, which agreement provides for the securing of the due and punctual payment of the Demand Note. A copy of the Security Agreement is filed as Exhibit 5 to this Schedule 13D. Pursuant to the March 17 Securities Purchase Agreement described more fully in Item 3 above, which agreement is filed as Exhibit 6 to this Schedule 13D, Cumberland Partners












































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purchased the Convertible Debenture and the Series B Warrant and entered into the Registration Rights Agreement.

          Pursuant to management agreements with all of its accounts except Cumberland Partners and LongView Partners, Cumberland Associates receives (i) an annual management fee from some of its account holders and (ii) an incentive fee from all of its account holders based, in the case of some of the account holders, on the net appreciation during the preceding fiscal or calendar year in the value of the securities in the account and, in the case of other account holders, on the account's taxable income during the preceding fiscal or calendar year. In the case of the accounts of Cumberland Partners and LongView Partners, Cumberland Associates receives an annual management fee from each such account holder which does not include an incentive fee.
          Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, the General Partners and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.














































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Item 7.   Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          Exhibit 1. Subscription Agreement, dated as of October 1, 1994, between Cumberland Partners and the Company. *

          Exhibit 2. Securities Purchase Agreement, dated as of March 1, 1995, between Cumberland Partners and the Company. **

          Exhibit 3. Series A Warrant, dated March 1, 1995, to purchase 500,000 shares of Common Stock of the Company. **

          Exhibit 4. Demand Note payable to Cumberland Partners, dated March 1, 1995, in the aggregate principal amount of $74,500. **

          Exhibit 5. Security Agreement, dated as of March 1, 1995, between Cumberland Partners and the Company. **

          Exhibit 6. Securities Purchase Agreement, dated as of March 17, 1995, between Cumberland Partners and the Company. **

          Exhibit 7. Convertible Debenture, dated March 17, 1995, executed by the Company in favor of Cumberland Partners in the aggregate principal amount of $800,000. **

          Exhibit 8. Series B Warrant, dated March 17, 1995, to purchase from the Company up to 6,000,000 shares of Common Stock. **

          Exhibit 9. Registration Rights Agreement, dated as of March 17, 1995, between Cumberland Partners and the Company. **

     *  Previously filed with the Schedule 13D.
     ** Previously filed with Amendment No. 1 to the Schedule 13D.










































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          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 10, 1995

                              CUMBERLAND ASSOCIATES


                              By: /s/ Bruce G. Wilcox
                                  Bruce G. Wilcox
                                  General Partner